Exhibit 99.1

CLIK CEO Buys Shares, Reaffirming Commitment to Long-Term Growth

Hong Kong, September 11, 2026 (GLOBE NEWSWIRE) — Click Holdings Limited (“Click Holdings” or “Click” or “we” or “us”, NASDAQ: CLIK) and its subsidiaries (collectively, the “Company”), a leader in human resources (“HR”) and senior care solutions in Hong Kong, today announced that its Chief Executive Officer (“CEO”), Mr. Chan Chun Sing, has purchased 48,200 Class A ordinary shares of the Company in the open market.

Purchase Details

Mr. Chan acquired a total of 48,200 Class A ordinary shares of Click in the open market. All purchases were made at prevailing market prices, representing an aggregate investment of approximately US$49,900. For full details, please refer to the Form 4 filed with the U.S. Securities and Exchange Commission.

“These purchases reflect my personal commitment to the Company and to long-term value creation for shareholders,” said Mr. Chan, CEO of Click. “We remain focused on executing our plan in senior care, nursing, logistics and AI-powered HR solutions, while supporting the Company’s previously announced long-term strategy targeting approximately HK$500 million in annual revenue.”

The Company continues to focus on organic growth, strategic initiatives and operational performance, and remains open to additional mergers and acquisitions and cooperation MOUs to support its service offerings, market position and long-term strategy targeting approximately HK$500 million in annual revenue.

The Company expects to announce its annual results for the fiscal year ended June 30, 2026 in October 2026, in accordance with applicable reporting requirements. This press release does not contain financial results, forecasts or guidance.

About Click Holdings Limited (NASDAQ: CLIK)

Click Holdings Limited (NASDAQ: CLIK) is a Hong Kong-based leader in AI-powered human resources and senior care solutions. Through its proprietary platform, CLIK connects clients with a talent pool of over 25,000 professionals, serving nursing, logistics, and professional services sectors.

For more information, please visit https://clickholdings.com.hk.

Safe Harbor Statement

This press release contains forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

For enquiry, please contact:

Click Holdings Limited

Unit 1709-11, 17/F

Tower 2, The Gateway

Harbour City, Kowloon

Hong Kong

Email: jack.wong@jfy.hk

Phone: +852 2691 8200